Magnolia Oil & Gas Corporation

Nine Greenway Plaza, Suite 1300

Houston, Texas 77046

Phone: (713) 842-9050

July 24, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-232593) of Magnolia Oil & Gas Corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:00 p.m., Eastern Time, on July 26, 2019, or as soon thereafter as is practicable.

If you need additional information, please contact Douglas E. McWilliams or Sarah K. Morgan of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3613 or (713) 758-2977, respectively.

Very truly yours,

Magnolia Oil & Gas Corporation

By:	/s/ Timothy D. Yang
Name:	Timothy D. Yang
Title:	Executive Vice President, General Counsel and Corporate Secretary